November 2, 2005

Tangela Richter
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Responses to the Securities and Exchange Commission Staff Comments dated October 13, 2005, regarding JED Oil Inc. Form F-3 filed September 30, 2005 File No. 333-128711

Dear Ms. Richter:

This letter responds to the staff’s comments set forth in the October 13, 2005 letter regarding the above-referenced Form F-3. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Our responses are as follows:

Selling Shareholder, page 15

Staff Comment No. 1.

Expand the table to include the natural person with power to vote or to dispose of the securities offered for resale by the entity listed as selling shareholder. If more than one holder is listed as a beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

JED’s Response:

        The table has been expanded to include the requested information.

November 2, 2005

Plan of Distribution, page 15

Staff Comment No. 2.

We note that the selling shareholder may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

JED’s Response:

The reference to “through short sales of shares” in the Plan of Distribution has been clarified to read “to cover short sales and other hedging transactions made after the date that the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission (“SEC”)", in accordance with the requirements of Interpretation A.65.

Thank you for your review of the revised filing. If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at (403) 537-3250 or Kimberley Anderson at Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,
JED Oil Inc.

Bruce Stewart
Chief Financial Officer

cc:	Thomas J. Jacobsen Chief Executive Officer Marcia Johnston General Counsel